SECURITIES AND EXCHANGE
                                   COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                    CONSOLIDATED RESOURCES HEALTHCARE FUND II

                                (NAME OF ISSUER)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (TITLE OF CLASS OF SECURITIES)

                                 None or unknown
                      (CUSIP Number of Class of Securities)

                                               Copy to:
     Christine Simpson                         Chip Patterson, Esq.
     MacKenzie Patterson Fuller, LP            MacKenzie Patterson Fuller, LP
     1640 School Street                        1640 School Street
     Moraga, California  94556                 Moraga, California  94556
     (925) 631-9100 ext.224                    (925) 631-9100 ext. 206

              (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 MARCH 26, 2007
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

CUSIP No._________                     13D                   Page___ of __ Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     MacKenzie Patterson Fuller, LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS**

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    3,390*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           3,390*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,390*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES** |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.6%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON**

     CO, PN
--------------------------------------------------------------------------------
                     **SEE INSTRUCTIONS BEFORE FILLING OUT!


* The Filing Person manages various investment funds that own the securities.

Item 1. Security and Issuer

This statement on Schedule 13D (the "Statement") relates to units of limited partnership interest ("Units"), of CONSOLIDATED RESOURCES HEALTHCARE FUND II (the "Issuer"). The address of the Issuer's principal executive office is 1175 Peachtree Street, Suite 1230, Atlanta, Georgia 30361.

Item 2. Identity and Background

The Statement is filed on behalf of MacKenzie Patterson Fuller, LP. Its general partner is BC-GP, Inc, and the executive officers, directors, and control persons of BC-GP, Inc. are C. E. Patterson, Berniece Patterson, Robert Dixon, Glen Fuller, and Chip Patterson (collectively, all of the foregoing are the "Filing Persons").

The present principal occupation and the principal business address of the Filing Persons is real estate investment management and1640 School Street, Moraga, CA 94556, respectively.

During the past five years, the Filing Persons have not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, were not or are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Filing Persons are a California limited partnership, a California corporation, and U.S. Citizens.

Item 3. Source and Amount of Funds or Other Consideration

The Filing Persons obtained the funds to make the investment from the investment funds it and its affiliate manage and advise, and made this investment on their behalf.

Item 4. Purpose of Transaction

The Filing Persons acquired the Issuer's units on behalf of their investment funds through various tender offers.

The Filing Persons do not have any present intention to take any action with respect to management or control of the Issuer, the Filing Persons reserve the right, at an appropriate time, to exercise their rights as limited partners to vote on matters subject to a limited partner vote, including any vote to amend the limited partnership agreement to again require a limited partner vote on the sale of the Issuer's assets and the liquidation and dissolution of the Issuer or to require a minimum sales price. If the Filing Persons are successful in the Tender Offer they filed on Schedule TO, dated March 26, 2007, pursuant to which they have offered to purchase all outstanding Units of the Issuer, they will be in a position to control the Issuer by virtue of being able to remove and replace the General Partner, to cause the Issuer to sell its assets, and to liquidate the Issuer. At this point in time, however, the Filing Persons only intend to ensure that the properties are sold for fair market value. The amendment to the limited partnership agreement earlier this year removed the requirement for limited partner approval of any sales, so the Filing Persons may reinstate that requirement or a minimum sales price if successful.

Apart from the foregoing, the Filing Persons do not at the present time have any other plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present General Partner or management of the Issuer; (e) any material change in the present capitalization or distribution policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's certificate of limited partnership, limited partnership agreement, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

In the future, the Filing Persons may determine to purchase additional Units of the Issuer or may determine to sell Units of the Issuer. Any such determination will depend on a number of factors, including prices, the Issuer's prospects and alternative investments.

Item 5. Interest in Securities of the Issuer

(a) and (b) The Issuer's total issued and outstanding number of limited partnership units is 15,000 (the "Units"). The Filing Persons manage various investment funds that collectively own 3,390 Units. Thus, the Filing Persons are deemed to beneficially own 3,390 Units.

(c) No transactions in the Units were effected during the past 60 days.

There have been no other transactions in the Issuer's Common Stock (or preferred stock) that were effected by or on behalf of the Filing Persons in the past 60 days.

(d) Various investment funds managed by the Filing Persons own the Units and have all rights associated therewith.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Filing Persons are not a party to any contract, arrangement, understanding or relationship with any person, with respect to securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                MacKenzie Patterson Fuller, LP

                /s/ Chip Patterson
                ------------------------------
                Chip Patterson, Senior Vice President

Dated: April 9, 2007

                                  End of Filing